January 20, 2016

VIA EDGAR SUBMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Lincoln Educational Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 16, 2015
Response Dated October 19, 2015
File No. 000-51371

Dear Mr. Spirgel:

This letter responds to the Staff’s request to us for additional information made during a January 19, 2016 telephone conversation between us and a member of the Staff, Clair DeLabar, Senior Staff Accountant, related to the above referenced response letter submitted by Lincoln Educational Services (together with its subsidiaries, the “Company”).  The member of the Staff requested additional disclosure to be included in subsequent filings which would disclose the Company’s revenue recognition policy in relation to a student that withdraws from one of our schools prior to the completion of the academic term or program period.

The following summarizes our proposed disclosures regarding the change in methodology related to the recognition of revenue for students who have withdrawn from one of our institutions prior to completion of their program, commencing  with the filing of the Company’s Annual report on Form 10-K for the fiscal year ended December 31, 2015.

Item 15. Exhibits and Financial Statement Schedules – “Notes to Consolidated Financial Statements”

Note 1 – Summary of Significant Accounting Policies
(additional disclosure is underlined for ease of reference)
g. Revenue Recognition [relevant excerpt only]

Revenue is derived primarily from programs taught at the schools. Tuition revenue and one-time fees, such as nonrefundable application fees, registration fees, and course material fees are recognized on a straight-line basis over the length of the applicable program. Other revenues, such as tool sales and contract training revenues are recognized as services are performed or goods are delivered. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as unearned tuition.

If a student withdraws from a program prior to a specified date, any paid but unearned tuition is refunded. Refunds are calculated and paid in accordance with federal, state and accrediting agency standards. Generally, the amount to be refunded to a student is calculated based upon the period of time the student has attended classes and the amount of tuition and fees paid by the student as of his or her withdrawal date. These refunds typically reduce deferred tuition revenue and cash on our consolidated balance sheets as we generally do not recognize tuition revenue in our consolidated statements of income (loss) until the related refund provisions have lapsed. Based on the application of our refund policies, we may be entitled to incremental revenue on the day the student withdraws from one of our schools. Prior to the year-ended December 31, 2015, we recorded this incremental revenue, any related student receivable and any estimate of the amount we did not expect to collect as bad debt expense during the quarter a student withdrew based on our analysis of the collectability of such amounts on an aggregate student portfolio basis, for which we had significant historical experience. Beginning in the three months ended December 31 2015, we record revenue for students who withdraw from one of our schools when payment is received because collectability on an individual student basis is not reasonably assured. The Company determined incremental revenue recognized for students who withdrew during the nine-months ended September 30, 2015 to be an immaterial error which was corrected during the 4th quarter of 2015. This resulted in a reduction of net revenues by $0.3 million and bad debt expense by $0.2 million, which resulted in an increase to the loss from continuing operations of $0.1 million for the year ended December 31, 2015. Additionally, this correction reduced net student receivables from continuing operations by $0.1 million. Prior year amounts, including quarterly financial results were not restated because the effects were not material.

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In connection with responding to your comments and with this submission, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time.  You may reach the undersigned at (973) 736-9340.

Very Truly Yours,

/s/ Brian Meyers
Brian Meyers
Chief Financial Officer

cc:	Claire DeLabar, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant
Carlos Pacho, Senior Assistant Chief Accountant
Justin Kisner, Staff Attorney
Paul Fischer, Staff Attorney